ECONOMIC IMPACT OF HIT-FINANCED PROJECTS^ IN NEW YORK CITY

In 2025 Dollars, Since Inception*

81 Projects	**$2.3B** HIT Investment Amount	**$8.0M** Building America NMTC Allocation	**$5.8B** Total Development Cost	**45,722** Housing Units Created or Preserved (91% affordable)
$7.2B Total Economic Impact	**28.5M** Hours of Union Construction Work	**31,782** Jobs Across Industries	**$3.5B** Total Wages and Benefits	**$454.3M** State and Local Tax Revenue Generated

^ Includes purchase of securities for the preservation of affordable housing.

*Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of March 31, 2026. Economic impact data is in 2025 dollars and all other figures are nominal. Building America is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT's portfolio.